SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

Sale of US Filter Corporation’s systems
and services businesses to Siemens

May 12th, 2004. Veolia Environnement (Euronext: VIE and NYSE: VE) announced today the signing of an agreement for the sale by Veolia Environnement of US Filter Corporation’s systems and services businesses to Siemens for $ 993 million. The transaction is expected to close during the third quarter of 2004 following approval by the applicable antitrust authorities.

This disposal is a major step in the strategic refocusing of Veolia Environnement’s water activities in North America on long-term contracts for both municipal and industrial clients, as announced last September. This sale follows the sale of Everpure announced last November.

Henri Proglio, Chairman and CEO of Veolia Environnement, said: “The sale of US Filter Corporation’s systems and services businesses generated significant interest from both strategic and financial investors. We found Siemens’s offer very convincing from all points of view: industrial, financial and strategic. This transaction will preserve the future and growth of these businesses and their teams, while providing attractive prospects for industrial and commercial cooperation with an important European group.”

Joergen Ole Haslestad, President of Siemen’s I&S Group, said: “This acquisition is an important step in the framework of strengthening our Group portfolio. The growing water segment will play a critical role within our industrial activities at Siemens. With it, we will be able to expand our product and service offerings for our customers, in particular within the world’s largest water market, the United States.”

Veolia Environnement (Paris Euronext: VIE et NYSE: VE), is the leading provider of environmental services to municipalities and industrial companies worldwide.  The company has global operations in four core business areas:  Water, Waste, Energy Services and Transportation.  In 2003, Veolia Environnement generated consolidated revenue of 28.6 billion euros ($36.1 billion). Visit the company’s web site at www.veoliaenvironnement-finance.com.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

US Press contact: Jim Force +(1) 715 355 3515

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer